Annex I

Avocent Corporation
4991 Corporate Drive

Huntsville, AL 35805

Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934
and Rule 14f-1 thereunder

This Information Statement is being mailed on or about October 15, 2009 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) to holders of shares of common stock, $0.001 par value (the “Shares” or the “Common Stock”), of Avocent Corporation, a Delaware corporation (“Avocent”, the “Company”, “we”, “our” or “us”). Capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in the Schedule 14D-9. You are receiving this Information Statement in connection with the possible appointment of persons designated by Emerson Electric Co., a Missouri corporation (“Parent” or “Emerson”), to the board of directors of the Company (the “Board” or the “Board of Directors”). Such designation is to be made pursuant to an Agreement and Plan of Merger, dated as of October 5, 2009 (the “Merger Agreement”), by and among Parent, Globe Acquisition Corporation, a Delaware corporation and wholly-owned subsidiary of Parent (the “Purchaser”), and the Company.

This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 thereunder. This Information Statement supplements certain information in the Solicitation/Recommendation Statement filed on Schedule 14D-9 to which this Information Statement is attached as Annex I. YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY.

Pursuant to the Merger Agreement, on October 5, 2009, Purchaser commenced a cash tender offer to purchase all outstanding Shares at a price of $25.00 per Share, in cash without interest, but less certain applicable taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 15, 2009 (the “Offer to Purchase”) and the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). Copies of the Offer to Purchase and the Letter of Transmittal have been mailed to stockholders of the Company and are filed as exhibits to the Tender Offer Statement on Schedule TO filed by Purchaser and Parent with the Securities and Exchange Commission (the “SEC”) on October 15, 2009. The Offer is scheduled to expire at 12:00 Midnight New York City time on November 12, 2009 (unless the Offer is extended), at which time, if all conditions to the Offer have been satisfied or waived, the Purchaser will purchase all Shares validly tendered pursuant to the Offer and not withdrawn. Following the successful completion of the Offer, upon approval by a stockholder vote, if required, Purchaser will be merged with and into the Company (the “Merger”). The Offer, the Merger and the Merger Agreement are more fully described in the Schedule 14D-9 to which this Information Statement is attached as Annex I, which Schedule 14D-9 was filed by the Company with the SEC on October 15, 2009, and which is being mailed to stockholders of the Company along with this Information Statement.

The information contained in this Information Statement concerning Parent, Purchaser and the Purchaser Designees (as defined below) has been furnished to the Company by either Parent or Purchaser, and the Company assumes no responsibility for the accuracy or completeness of such information.

PURCHASER DESIGNEES TO THE BOARD OF DIRECTORS

The Merger Agreement provides that, effective upon the acceptance for payment of such number of Shares validly tendered in the Offer that represents at least a majority of the then-outstanding Shares and from time to time thereafter, Purchaser will be entitled to designate the number of directors (the “Purchaser Designees”), rounded up to the next whole number, to the Board as will give Purchaser representation on the Board equal to the product of the total number of directors on the Board (giving effect to the directors elected pursuant to this sentence) and the percentage that the number of Shares beneficially owned by Parent and/or Purchaser following such purchase bears to the total number of Shares outstanding, and the Company will cause Purchaser’s designees to be elected or appointed as directors of the Company, including increasing the size of the Board and seeking and accepting the resignations of incumbent directors. Notwithstanding the foregoing, until the effective time of the Merger, the Board will always have at least two directors who are not officers, directors, employees, or designees of Parent or Purchaser or any of their affiliates. As a result, Parent will have the ability to designate a majority of the Board of Directors following the consummation of the Offer.

Parent has informed the Company that it will choose the Purchaser Designees from the list of persons set forth in the following table. The following table, prepared from information furnished to the Company by Parent, sets forth, with respect to each individual who may be designated by Parent as a Parent Designee, the name, age of the individual as of October 15, 2009, present principal occupation and employment history during the past five years. Each individual set forth in the table below is a citizen of the United States. Parent has informed the Company that each such individual has consented to act as a director of the Company, if so appointed or elected. If necessary, Parent may choose additional or other Purchaser Designees, subject to the requirements of Rule 14f-1 under the Exchange Act. Unless otherwise indicated below, the business address of each such person is 8000 West Florissant Avenue, St. Louis, Missouri 63136.

None of the individuals listed below has, during the past five years, (i) been convicted in a criminal proceeding or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

Name of Parent Designee	Age	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years

Craig W. Ashmore	47	Mr. Ashmore has served as Emerson’s Executive Vice President, Planning and Development, since October 2009 and was Senior Vice President, Planning and Development from 2004 through 2009. In October 2007 he was named a member of Emerson’s Office of Chief Executive. Previously Mr. Ashmore served as Group Vice President of Emerson Telecommunication Products and from 2001 to 2003 was Vice President of Corporate Profit Planning.
Edward K. Feeney	65	Mr. Feeney has served as Emerson’s Executive Vice President since October 2007 and was Senior Vice President from July 2000 through October 2007.

Name of Parent Designee	Age	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years

Edward L. Monser	59	Mr. Monser is currently the Chief Operating Officer of Emerson. Mr. Monser was appointed as Chief Operating Officer in November 2001.
Charles Peters	54	Mr. Peters is currently the Senior Executive Vice President of Emerson. Mr. Peters was appointed as Senior Executive Vice President in October 2000. He has been a director of Emerson since 2000.
Frank L. Steeves	55	Mr. Steeves is currently the Senior Vice President, Secretary and General Counsel of Emerson. Mr. Steeves was appointed Senior Vice President, Secretary and General Counsel in March 2007. Prior to his current position, Mr. Steeves was Vice Chairman of the Milwaukee-based law firm of von Briesen & Roper, S.C., which has provided legal services to Emerson since 2001. Mr. Steeves joined von Briesen & Roper as a partner in 2001, and became Vice Chairman of the firm in 2004.

It is expected that the Purchaser Designees may assume office at any time following the purchase by Purchaser of a majority of outstanding Shares pursuant to the Offer, which purchase cannot be earlier than November 12, 2009, and that, upon assuming office, the Purchaser Designees will thereafter constitute at least a majority of the Board.

GENERAL INFORMATION CONCERNING THE COMPANY

The Common Stock is the only class of voting securities of the Company outstanding that is entitled to vote at a meeting of the stockholders of the Company. Each Share entitles its record holder to one vote on all matters submitted to a vote of the Company’s stockholders. As of October 1, 2009, there were 44,305,575 Shares issued and outstanding.

The Company Board of Directors

Our certificate of incorporation provides that our Board of Directors is to be divided into three classes of directors, designated as Class I, Class II, and Class III. Our Board of Directors currently consists of seven members, with three members in each of Classes I and II and one member in Class III. Upon the expiration of the term of a class of directors, nominees for that class are elected to serve for a term of three years and until their respective successors have been elected and qualified.

Set forth below is certain information furnished to us by the director nominee and by each of the incumbent directors.

Class I Directors: William H. McAleer, David P. Vieau and Doyle C. Weeks.

Class II Directors: Michael J. Borman, Harold D. Copperman and Edwin L. Harper.

Class III Directors: Francis A. Dramis, Jr.

			Director
Name of Director	Age*	Position/Principal Occupation During Past Five Years	Since

Francis A. “Fran” Dramis, Jr.	61	Mr. Dramis is currently Chief Executive Officer of F. Dramis, LLC, a technology consulting company, a position he has held since February 2007. Prior to that, Mr. Dramis was Chief Information — E-Commerce & Security Officer for BellSouth Corporation, a telecommunications company based in Atlanta, Georgia. Mr. Dramis held a variety of positions at BellSouth, which he joined in December 1998. Mr. Dramis is also a director of Ditech Networks, Inc., a telecommunications equipment supplier, and Netezza Corporation, a provider of data warehouse and analytic appliances.	2002
Edwin L. “Ed” Harper	64	Mr. Harper was elected as our Lead Independent Director in April 2003 and as the Chairman of our Board of Directors in January 2008. He also served as our Interim Chief Executive Officer from April 2008 to July 2008. During a portion of 2007, Mr. Harper served as Interim Chief Executive Officer of Ditech Networks, Inc., a telecommunications equipment supplier. Mr. Harper serves as Chief Executive Officer and Chairman of WhiteCell Software, Inc., a privately-held network security company, and Chairman and CEO of Magic Softworks, Inc., a privately-held software firm. From March 2001 to January 2005, Mr. Harper was a consultant and private investor. Mr. Harper is also Chairman of Ditech Networks, Inc.	2000
Harold D. “Harry” Copperman	62	Mr. Copperman is currently President and Chief Executive Officer of HDC Ventures, Inc., a management and investment group focusing on enterprise systems, software, and services, a position he has held since March 2002.	2002
Michael J. Borman	54	Mr. Borman has been one of our directors and our Chief Executive Officer since July 2008. Prior to joining Avocent, Mr. Borman held several positions at IBM, including Vice President, Worldwide Sales, IBM Software, from January 2005 to July 2008, General Manager, i Series, from August 2004 to December 2004, and General Manager, Global Business Partners, from January 2003 to August 2004.	2008
Doyle C. Weeks	64	Mr. Weeks has been our President and Chief Operating Officer since February 2005. Prior to that, he was our Executive Vice President of Group Operations and Business Development from July 2000 to January 2005.	2000

			Director
Name of Director	Age*	Position/Principal Occupation During Past Five Years	Since

David P. Vieau	59	Since March 2002, Mr. Vieau has been the President and Chief Executive Officer of A123Systems, Inc., a company that develops advanced power technologies for power tools, transportation, and stationary power. Mr. Vieau is also a director of A123Systems, Inc.	2001
William H. McAleer	58	Since 1997, Mr. McAleer has been a Managing Director of Voyager Capital, a venture firm that provides funding to private information technology companies.	2000

*	Ages as of October 1, 2009.

EXECUTIVE OFFICERS

Certain information regarding our executive officers as of October 1, 2009, is set forth below, including with respect to each executive officer of the Company, the name and age of the officer as of October 1, 2009, present position with the Company and employment history during the past five years.

The following table sets forth information regarding the individuals who served as our executive officers as of October 1, 2009:

Name of Executive Officer	Age	Position; Principal Occupation During Past Five Years

Michael J. Borman	54	Mr. Borman is our Chief Executive Officer.*
Doyle C. Weeks	64	Mr. Weeks is our President and Chief Operating Officer.*
Stephen M. Daly	45	Mr. Daly has been our Executive Vice President and General Manager of our LANDesk Business Unit since January 2007, our Senior Vice President of Corporate Strategy from February 2005 to December 2006, and our Vice President of Embedded Solutions from November 2003 to January 2005.
Benjamin R. Grimes	42	Mr. Grimes has been our Executive Vice President and Chief Technology Officer since May 2008 and our Vice President of Corporate Strategy from March 2007 to April 2008. Prior to that, Mr. Grimes was with IBM where he was a Distinguished Engineer serving as the lead architect for software development for IBM xSeries and blades from 2002 to February 2007.
Samuel F. Saracino	58	Mr. Saracino has been our Executive Vice President of Legal and Corporate Affairs, General Counsel, and Secretary since February 2005 and our Senior Vice President of Legal and Corporate Affairs, General Counsel, and Secretary from July 2000 to January 2005.
Edward H. Blankenship	44	Mr. Blankenship has been our Senior Vice President of Finance, Chief Financial Officer, and Assistant Secretary since July 2005 and our Vice President of Finance and Chief Accounting Officer from July 2002 to July 2005.
Eugene F. Mulligan	44	Mr. Mulligan has been our Senior Vice President of Global Operations since January 2006, our Senior Vice President of Redmond Operations from February 2005 to December 2005, and our Vice President of West Coast Operations from November 2001 to January 2005.

*	Messrs. Borman and Weeks are also on our Board of Directors. Information pertaining to Messrs. Borman and Weeks may be found in “The Company Board of Directors” section above.

CORPORATE GOVERNANCE AND BOARD MATTERS

Board of Directors and Committee Meetings

During 2008, our Board of Directors met 16 times. There was one meeting of the Acquisition and Strategy Committee, 11 meetings of the Audit Committee, 11 meetings of the Compensation Committee, and nine meetings of the Nominating and Governance Committee during 2008. Each director attended at least 75% of the aggregate of all meetings of the Board of Directors and of the committees, if any, on which such director served. Although we do not have a formal policy regarding attendance by members of the Board of Directors at our annual meeting of stockholders, our directors are encouraged to attend. Three of the seven directors in office at that time attended the 2008 Annual Meeting of Stockholders.

Determinations Regarding Director Independence

For 2008, the Board of Directors determined that each of Harold D. Copperman, Francis A. Dramis, Jr., William H. McAleer, Stephen F. Thornton, and David P. Vieau was an “independent director” as that term was defined in NASDAQ Marketplace Rule 4200(a)(15). Mr. Thornton did not stand for reelection as a director at our 2009 annual meeting of stockholders. Edwin L. Harper served as our Interim Chief Executive Officer from April 1, 2008 to July 14, 2009, when Mr. Borman was selected as our new Chief Executive Officer, and as a result, Mr. Harper was not considered as independent during his service as our Interim Chief Executive Officer. Following the selection of Mr. Borman as Chief Executive Officer, the Board of Directors reviewed Mr. Harper’s service as our Interim Chief Executive Officer and considered whether any compensation he received would interfere with the exercise of his independent judgment in carrying out his responsibilities as a director. The Board concluded that Mr. Harper’s former service as our Interim Chief Executive Officer and the compensation he received would not interfere with the exercise of his independent judgment in carrying out his responsibilities as a director and found him to be an “independent” director within the meaning of the NASDAQ rules. Mr. Harper, however, cannot serve as a member of our Audit Committee for three years from the date of his service as our Interim Chief Executive Officer since he had participated in the preparation of (and certified) our financial statements during his service as Interim Chief Executive Officer. Our independent directors generally meet in executive session in conjunction with our quarterly Board meetings.

The Board of Directors has also determined that each member of the Audit Committee, the Compensation Committee, and the Nominating and Governance Committee meets the independence standards applicable to those committees prescribed by the NASDAQ, the Securities and Exchange Commission (the “SEC”), and the Internal Revenue Service.

Finally, the Board of Directors has determined that William H. McAleer, the Chairman of the Audit Committee, is an “audit committee financial expert” as that term is defined in Item 401(h) of Regulation S-K promulgated by the SEC.

Code of Conduct

Our Board of Directors adopted a Code of Conduct for all our officers, directors, and employees in April 2004. Our Code of Conduct details the responsibilities of all our officers, directors, and employees to conduct our affairs in an honest and ethical manner and to comply with all applicable laws, rules, and regulations. Our Code of Conduct addresses issues such as general standards of conduct, avoiding conflicts of interest, communications, financial reporting, safeguarding our assets, responsibilities to our customers, suppliers, and competitors, and dealing with governments. Our Code of Conduct is available on our website at www.Avocent.com.

Corporate Governance Guidelines

We have also adopted Corporate Governance Guidelines that outline, among other things, the role of the Board of Directors, the qualifications and independence of Directors, the responsibilities of management, the Board, and the Board committees, Board evaluation and compensation, management succession, Chief Executive Officer evaluation, and limitations on the authority of executive management. Our Corporate Governance Guidelines are also available on our website at www.Avocent.com.

Committees of the Board of Directors

During 2008, our Board of Directors had four standing committees: the Acquisition and Strategy Committee, the Audit Committee, the Compensation Committee, and the Nominating and Governance Committee. All of the committee charters, as adopted by our Board of Directors, are available on our website at www.Avocent.com. The functions performed by each committee and the members of each committee are described below.

Acquisition and Strategy Committee.  The Acquisition and Strategy Committee oversees our strategic direction and our acquisitions strategy and reviews specific acquisition proposals. The current members of the Acquisition and Strategy Committee are Harold D. Copperman (Chairman), Francis A. Dramis, Jr., Edwin L. Harper, and William H. McAleer.

Audit Committee.  The Audit Committee reviews with our independent registered public accounting firm the scope, results, and costs of the annual audit and our accounting policies and financial reporting. Our Audit Committee has (i) direct responsibility for the appointment, compensation, retention, and oversight of our independent registered public accounting firm, (ii) established procedures for handling complaints regarding our accounting practices, (iii) authority to engage any independent advisors it deems necessary to carry out its duties, and (iv) appropriate funding to engage any necessary outside advisors. For 2008, the initial members of the Audit Committee were William H. McAleer (Chairman), Harold D. Copperman, and Edwin L. Harper. Mr. Harper resigned from the Audit Committee effective March 31, 2008, and Mr. Dramis was elected to replace him. The current members of the Audit Committee are Messrs. McAleer (Chairman), Copperman, and Dramis. The Audit Committee reviews and reassesses the adequacy of its Charter on an annual basis.

Compensation Committee.  The Compensation Committee oversees our compensation and benefits practices and programs. For 2008, the initial members of the Compensation Committee were David P. Vieau (Chairman), Harold D. Copperman, and Edwin L. Harper. Mr. Harper resigned from the Compensation Committee effective March 31, 2008, and Mr. McAleer was elected to replace him. The current members of the Compensation Committee are Messrs. Vieau (Chairman), Copperman, and McAleer. The Compensation Committee Report is set forth in the “Compensation of Executive Officers and Related Information — Compensation Discussion and Analysis” section later in this Information Statement.

Nominating and Governance Committee.  The Nominating and Governance Committee reviews candidates and makes recommendations of nominees (in consultation with the Chairman of our Board of Directors) for the Board of Directors. The Committee also oversees our corporate governance and compliance activities. See the section below entitled “Stockholder Proposals for the Next Annual Meeting” and our Bylaws for the proper proposal procedures. The current members of the Nominating and Governance Committee are Francis A. Dramis, Jr. (Chairman), Harold D. Copperman and David P. Vieau.

Director Nomination Policy

The Nominating and Governance Committee has adopted a policy with respect to the consideration of director candidates recommended by stockholders. Pursuant to the policy, any stockholder may nominate a director candidate by following the procedures described in the section below entitled “Stockholder Proposals for the Next Annual Meeting” and as prescribed in our bylaws. In addition, stockholders who have held at least 5% of our outstanding stock for at least one year may submit recommendations for candidates to be considered for nomination by our Nominating and Governance Committee. In order to make a recommendation to the Committee, a stockholder must deliver a written request to our corporate secretary which satisfies the notice, information, and consent requirements set forth in the “Policies and Procedures for Director Candidates” of the Nominating and Governance Committee, which can be found on our website at www.Avocent.com.

The Nominating and Governance Committee will evaluate the qualifications of all director recommendations that are properly submitted by stockholders, management, members of the Board of Directors, and to the extent deemed necessary, third-party search firms. We have in the past paid a third party to assist us in identifying, evaluating, and screening potential candidates for nomination to the Board of Directors, and we may do so in the future. In assessing potential candidates, the Nominating and Governance Committee considers relevant factors, including, among other things, issues of character, judgment, independence, expertise, diversity of experience, length of service, and other commitments. In addition, the Committee considers the suitability of each candidate, taking into account the current members of the Board of Directors, in light of the current size and composition of the Board of Directors. After completion of its evaluation of candidates, the Nominating and Governance Committee will recommend a slate of director-nominees to the Board of Directors.

Stockholder Proposals for the Next Annual Meeting

Any stockholder proposal to be presented at our next annual meeting of stockholders must be received at our offices no later than January 5, 2010, in order to be considered for inclusion in our proxy materials for such meeting. Any such proposals must be submitted in writing, addressed to the attention of our corporate secretary at our principal executive offices, and must otherwise comply with our bylaws and the requirements of Rule 14a-8 of the Securities Exchange Act of 1934, as amended. Our bylaws establish an advance notice procedure with regard to certain matters, including stockholder proposals not included in our Proxy Statement, to be brought before an annual meeting of stockholders. In general, nominations for the election of directors or proposals for other business may be made by the Board of Directors or by any stockholder of record at the time of giving notice and on the record date and who has delivered proper written notice to our corporate secretary not later than the 45th day nor earlier than the 75th day before the one-year anniversary of the date on which we first mailed our proxy materials or a notice of availability of proxy materials (whichever is earlier) for the preceding year’s annual meeting. If no annual meeting was held in the previous year or if the date of the annual meeting is advanced by more than 30 days prior to or delayed by more than 60 days after the one-year anniversary of the date of the previous year’s annual meeting, then notice by the stockholder to be timely must be so received by our secretary not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of (i) the 90th day prior to such annual meeting or (ii) the tenth day following the day on which public announcement of the date of such annual meeting is first made. All notices of proposals by stockholders, whether or not included in our proxy materials, should be sent to our corporate secretary at our principal executive offices.

Stock Ownership Guidelines

In April 2006, our Board of Directors approved stock ownership guidelines for our directors and senior corporate officers. Under these ownership guidelines, our non-employee Board members are expected to own our common stock with a value equal to at least their annual Board retainer. In addition, our Chief Executive Officer is expected to own our common stock with a value equal to at least three times his base salary, our President and Chief Operating Officer is expected to own our common stock with a value equal to at least one and one-half times his base salary, and our senior officers are expected to own our common stock with a value equal to at least the officer’s base salary. These ownership levels are to be achieved over a period of time by requiring each director or officer to retain a significant portion of any restricted stock unit awards until such time as the required minimum ownership level is reached.

In the case of both officers and directors, shares owned are to be valued annually on the vesting date of any restricted stock unit award at the value of the shares on that vesting date. Shares owned by the officer or director in excess of the minimum required stock ownership value can be sold in the discretion of the officer or director, subject to normal trading guidelines imposed by us from time to time. The stock ownership guidelines do not apply to awards of performance shares that are earned only when specific performance-based requirements have been met.

Communications with the Board

Stockholders wishing to communicate with our Board of Directors should send their communications in writing to the attention of our Corporate Secretary at Avocent Corporation, 11335 NE 122nd Way, Suite 140, Kirkland, Washington 98034. Our Corporate Secretary will review the communication, and if the communication is determined to be relevant to our operations, policies, or procedures (and not vulgar, threatening, or of an inappropriate nature not relating to our business), the communication will be forwarded to the Chairman of our Board of Directors. If the communication requires a response, our Corporate Secretary will assist our Chairman (or other Directors) in preparing the response.

Compensation of Directors

We pay our non-employee directors an annual cash fee of $35,000 for their service on our Board of Directors and its committees. In addition, in connection with Mr. Harper’s election as the Chairman of our Board of Directors in January 2008, the Board of Directors, upon the recommendation of the Nominating and Governance Committee, approved an annual cash fee for the Chairman of $35,000, which is the same fee formerly paid to Mr. Harper as our Lead Independent Director. In 2008, Mr. Harper received the Chairman/Lead Independent Director’s fee and the annual cash fee we pay all non-employee directors for their service on our Board of Directors. For the additional services that Mr. Harper was expected to provide in connection with the selection of a new Chief Executive Officer and other management and transitional issues, Mr. Harper was compensated at the rate of $260,000 on an annualized basis for the period he served as Interim Chief Executive Officer (which resulted in him receiving $135,909 during 2008), and Mr. Harper was awarded 12,000 restricted stock units under the our 2005 Equity Incentive Plan, which vested in July 2008 when Mr. Borman took office.

During 2008, in addition to the fee we pay for Board service, we paid Mr. McAleer, who served as the Chairman of our Audit Committee, an annual fee of $10,000 (which was increased to $12,000 effective January 1, 2009), Mr. Vieau, who served as the Chairman of our Compensation Committee, an annual fee of $8,000 (which was increased to $10,000 effective January 1, 2009), Mr. Copperman, who served as the Chairman of our Acquisition and Strategy Committee, an annual fee of $5,000 (which was increased to $6,000 effective January 1, 2009), and Mr. Dramis, who served as the Chairman of our Nominating and Governance, an annual fee of $5,000 (which was increased to $6,000 effective January 1, 2009).

During 2008, we paid $1,500 for attendance in person or by telephone at our regular quarterly meetings of the Board and its committees and other meetings of the Board of Directors. During 2008, we also paid members of the Audit Committee $1,500 for attendance in person or by telephone at meetings of the Audit Committee, and we paid members of our other committees $1,000 for attendance in person or by telephone at meetings of the other committees. We also reimburse our directors for travel and other necessary business expenses incurred in the performance of their services for us.

In February 2008, each of our six non-employee directors (Messrs. Copperman, Dramis, Harper, McAleer, Thornton, and Vieau) was awarded 6,000 restricted stock units (with each unit representing the right, when vested, to receive one share of our common stock), with 3,000 restricted stock units vesting on each of January 1, 2009 and January 1, 2010. This award was valued at approximately $120,000 based on an assumed $20 price for our common stock. In recognition of the efforts by the members of the Nominating and Governance Committee in connection with our search for a Chief Executive Officer, our Board of Directors also approved an award in May 2008 of 500 restricted stock units to each member of the Nominating and Governance Committee (Messrs. Dramis, Copperman, and Vieau) to vest one-half on each of July 15, 2009 and July 15, 2010. In addition, upon the recommendation of the Nominating and Governance Committee after a review of Mr. Harper’s performance as our Interim Chief Executive Officer and Mr. Copperman’s extensive efforts as a member of both the Compensation Committee and the Nominating and Governance Committee in connection with the CEO search process and the selection of Mr. Borman, our Board of Directors approved awards in August 2008 of 1,500 and 500 restricted stock units to Messrs. Harper and Copperman, respectively, which vested at that time.

In February 2009, our Board of Directors awarded each of our six non-employee directors 9,909 restricted stock units, with 4,955 restricted stock units vesting on February 8, 2010 and 4,954 restricted stock units vesting on February 8, 2011. This award was valued at approximately $130,000 based on the $13.12 closing price of our common stock on the date of the award.

The option and restricted stock unit agreements we have with our non-employee directors specify that, in the event of a “change in control” of Avocent, any outstanding options held by each such director shall become fully vested and immediately available for exercise and any outstanding but unvested restricted stock units will also become fully vested. Future equity award agreements we have with our directors may contain comparable “change in control” provisions under which any outstanding equity awards become fully vested and immediately available. For this purpose, a “change in control” is deemed to occur if (i) any person acquires beneficial ownership of our securities entitling such person to exercise 25% or more of the combined voting power of our then outstanding stock, (ii) within any 24 month period, individuals who were directors at the beginning of any such period, together with any other directors first elected as our directors pursuant to nominations approved or ratified by at least two-thirds of the directors in office immediately prior to any such election, cease to constitute a majority of our Board of Directors, or (iii) the closing of any transaction involving the sale, lease, exchange, liquidation, or other transfer of all or substantially all of our assets or any consolidation or merger in which Avocent is not the continuing or surviving corporation or pursuant to which shares of our common stock would be converted into cash, securities, or other property. The consummation of the Offer would constitute a change in control under the foregoing definition.

Notwithstanding the foregoing, the term “Change in Control” does not include a consolidation, merger, or other reorganization if upon consummation of such transaction all of our outstanding voting stock is owned, directly or indirectly, by a holding company, and our stockholders immediately prior to the transaction have substantially the same proportionate ownership and voting control of such holding company after such transaction.

The following table shows compensation information for our current non-employee directors for 2008.

DIRECTOR COMPENSATION TABLE

					Change in
					Pension
				Non-	Value and
	Fees			Equity	Nonqualified
	Earned or			Incentive	Deferred
	Paid in	Stock	Option	Plan	Compensation	All Other
	Cash(1)	Awards(2)	Awards	Compensation	Earnings	Compensation	Total
Name	($)	($)	($)	($)	($)	($)	($)

Harold D. Copperman	86,500	125,111	—	—	—	—	211,610
Francis A. Dramis, Jr.	76,000	113,216	—	—	—	—	189,216
Edwin L. Harper	92,156	343,726	—	—	—	—	435,882
William H. McAleer	82,000	110,881	—	—	—	—	192,881
David P. Vieau	74,500	113,216	—	—	—	—	187,716

(1)	The amounts listed in this column reflect retainer and meeting fees for fiscal 2008 regardless of when paid.
(2)	The amounts listed in this column do not reflect compensation actually received by the directors. Instead, the amounts listed are the compensation costs recognized by us in fiscal 2008 for equity awards as determined pursuant to Statement of Financial Accounting Standards No. 123R (“SFAS 123R”). Our accounting policies regarding equity compensation and the assumptions used to calculate the value of our equity awards are set forth under Notes 2 and 12 of the Notes to Consolidated Financial Statements included in our Annual Report on Form 10-K for fiscal 2008 filed with the SEC on February 27, 2009. As of December 31, 2008, each non-employee director had outstanding the following number of stock options, all of which are vested, and restricted stock units:

Director	Stock Options (#)	RSUs (#)

Mr. Copperman	44,200	8,516
Mr. Dramis	14,200	8,516
Mr. Harper	69,200	8,016
Mr. McAleer	55,200	8,016
Mr. Thornton	389,200	8,016
Mr. Vieau	44,200	8,516

As of December 31, 2008, Messrs. Cooperman, Dramis, and Vieau had outstanding 8,516 restricted stock units (representing the right to receive one share of our common stock), which vest as follows: 5,016 on January 1, 2009, 250 on July 15, 2009, 3,000 on January 1, 2009, and 250 on July 15, 2010. As of December 31, 2008, Messrs. Harper, McAleer, and Thornton had outstanding 8,016 restricted stock units, which vest as follows: 5,016 on January 1, 2009 and 3,000 on January 1, 2010.

SECURITY OWNERSHIP BY PRINCIPAL STOCKHOLDERS AND MANAGEMENT

The following table indicates the number of shares of our common stock beneficially owned as of October 1, 2009 by (i) each person or entity known to be the beneficial owner of more than 5% of our outstanding stock, (ii) each of the executive officers listed in the Summary Compensation Table, (iii) each of our directors, and (iv) all directors and executive officers as a group. Except as otherwise indicated, each person has sole investment and voting powers with respect to the shares shown as beneficially owned, subject to community property laws where applicable. Ownership information is based upon information furnished by the respective individuals.

	Number of Shares	Percentage of Shares
Name and Address of Beneficial Owner(1)	Beneficially Owned (#)	Beneficially Owned (%)

PRIMECAP Management Company(2)	2,830,750	6.4
225 South Lake Ave., #400
Pasadena, CA 91101
Michael J. Borman(3)	33,984		*
Doyle C. Weeks(4)	410,723		*
Edward H. Blankenship(5)	82,635		*
Stephen M. Daly(6)	69,958		*
Harold D. Copperman(7)	57,958		*
Francis A. Dramis, Jr.(8)	19,562		*
Edwin L. Harper(9)	125,364		*
William H. McAleer(10)	59,387		*
David P. Vieau(11)	56,958		*
All executive officers and directors as a group (12 persons)(12)	1,169,131	2.59

*	Less than one percent.
(1)	Unless otherwise indicated, each person or entity named below has an address in care of our principal executive offices located at 4991 Corporate Drive, Huntsville, Alabama 35805. Beneficial ownership is determined in accordance with the rules of the SEC. Shares of common stock subject to options that are currently exercisable or exercisable within 60 days of October 1, 2009 are deemed outstanding for the purpose of computing the percentage ownership of the person or entity holding the options but are not treated as outstanding for the purpose of computing the percentage ownership of any other person or entity. The numbers reflected in the percentage ownership columns are based on 44,305,575 shares of our common stock outstanding.
(2)	Based solely on a Schedule 13G/A filed by PRIMECAP Management Company, Inc with the SEC on February 11, 2009.
(3)	Includes (i) 33,984 shares owned directly by Mr. Borman.
(4)	Includes (i) 58,223 shares owned directly by Mr. Weeks, and (ii) 352,500 shares issuable upon exercise of stock options currently exercisable or exercisable within 60 days of October 1, 2009.
(5)	Includes (i) 29,635 shares owned directly by Mr. Blankenship, and (ii) 53,000 shares issuable upon exercise of stock options currently exercisable or exercisable within 60 days of October 1, 2009.
(6)	Includes (i) 31,658 shares owned directly by Mr. Daly, and (ii) 38,300 shares issuable upon exercise of stock options currently exercisable or exercisable within 60 days of October 1, 2009.
(7)	Includes (i) 13,758 shares owned directly by Mr. Copperman, and (ii) 44,200 shares issuable upon exercise of stock options currently exercisable or exercisable within 60 days of October 1, 2009.
(8)	Includes (i) 5,362 shares owned directly by Mr. Dramis, and (ii) 14,200 shares issuable upon exercise of stock options currently exercisable or exercisable within 60 days of October 1, 2009.

(9)	Includes (i) 19,739 shares owned directly by Mr. Harper, (ii) 5,000 shares held by the Harper Family Investments, LLP, and (iii) 69,200 shares issuable upon exercise of stock options currently exercisable or exercisable within 60 days of October 1, 2009.
(10)	Includes (i) 4,187 shares owned directly by Mr. McAleer, and (ii) 55,200 shares issuable upon exercise of stock options currently exercisable or exercisable within 60 days of October 1, 2009.
(11)	Includes (i) 12,758 shares owned directly by Mr. Vieau, and (ii) 44,200 shares issuable upon exercise of stock options currently exercisable or exercisable within 60 days of October 1, 2009.
(12)	Includes (i) 883,558 shares issuable upon exercise of stock options currently exercisable or exercisable within 60 days of October 1, 2009.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our directors and executive officers, and persons who own more than ten percent of a registered class of our equity securities, to file reports of ownership of, and transactions in, our securities with the SEC and NASDAQ. Such directors, executive officers, and ten-percent stockholders are also required to furnish us with copies of all Section 16(a) forms that they file.

Based solely on a review of the copies of such forms received by us, or written representations from certain reporting persons, we believe that during fiscal 2008, our directors, executive officers, and ten-percent stockholders complied with all Section 16(a) filing requirements applicable to them except that William H. McAleer, one of our directors, failed to timely report a sale of 1,000 shares on April 29, 2008 and a sale of 250 shares on July 25, 2008.

OUR POLICIES AND PROCEDURES WITH RESPECT TO
RELATED PERSON TRANSACTIONS

The Audit Committee Charter requires that the members of the Audit Committee, all of whom are independent directors, review and approve all related person transactions for which such approval is required under applicable law, including SEC and NASDAQ rules. Current SEC rules define a related person transaction to include any transaction, arrangement or relationship in which Avocent is a participant and in which any of the following persons has or will have a direct or indirect interest:

•	an executive officer, director or director nominee of Avocent;

•	any person who is known to be the beneficial owner of more than 5% of our common stock; and

•	any person who is an immediate family member (as defined under Item 404 of Regulation S-K) of an executive officer, director or director nominee or beneficial owner of more than 5% of our common stock.

In addition, the Audit Committee is responsible for reviewing and investigating any matters pertaining to whistleblower claims, conflicts of interest, and adherence to our Code of Conduct. There were no related person transactions during 2008 that did not require review, approval or ratification pursuant to our policies and procedures, or for which such policies and procedures were not followed. We will disclose all related person transactions in our applicable filings with the SEC as required under SEC rules.

COMPENSATION OF EXECUTIVE OFFICERS AND RELATED INFORMATION

COMPENSATION DISCUSSION AND ANALYSIS

Overview of Our Compensation Program

The Avocent Corporation Compensation Committee (the “Committee”) is responsible for establishing and monitoring our general compensation policies and plans. The Committee is elected by our Board of Directors, and during 2008 and through the date of this filing, was comprised of three independent non-employee directors. The Committee reviews and determines all compensation of our executive officers, serves as the Administrator under our 2005 Equity Incentive Plan (“2005 Plan”) and our 2008 Inducement Equity Incentive Plan, reviews and approves all equity awards to our executive officers, and generally consults with management about our employee compensation programs.

The Charter of the Compensation Committee reflects these responsibilities, and our Board of Directors periodically reviews and, if necessary, revises the Charter. The Committee generally meets quarterly and at other scheduled times during the year. Significant compensation decisions are typically discussed and deliberated at several meetings to allow for consideration of alternative courses of action, the review of additional or supplemental information, and thoughtful analysis of the issues. During 2008, the Committee met 11 times, and between January 1, 2009 and September 30, 2009, met 8 times.

The Philosophy and Objectives of Our Compensation Program

The principal objective of our compensation program is to attract, retain, and motivate talented executives and key employees critical to our growth and long-term success and the creation of stockholder value. The Committee’s other objectives are (i) to create a total compensation package that is externally competitive, internally equitable, performance based, and aligned with the creation of stockholder value, (ii) to provide affordable levels of compensation for each executive officer and key employee in exchange for expected levels of performance and results, and (iii) to ensure that the total compensation levels are reflective of our performance and provide executives and key employees with the opportunity to receive above-market total compensation for exceptional business performance (but with below-market total compensation for substandard business performance).

Compensation Consultants

The Committee’s Charter gives the Committee the authority to retain compensation consultants and other professional advisors to assist the Committee in its work. For the past three years, the Committee has retained an independent compensation consultant, who has reported directly to the Committee.

For 2008, the Committee engaged Buck Consultants, LLC to perform a review of our executive compensation programs, including a review of the total compensation package for executives based on proxy analysis of peer companies and current market surveys, a competitive assessment of our base pay and cash bonus program and its design, metrics, and payout levels, an assessment of the components of, incentives under, and alternatives to our equity incentive program based on peer and market data and trends with a competitive review of our overhang and run-rate levels. Buck Consultants identified the following sixteen companies as our peer group companies: ADTRAN, Inc., Brocade Communications Systems Inc., Ciena Corp., Emulex Corp., F5 Networks, Inc., Foundry Networks, Inc., Intermec, Inc., MRV Communications, Inc., National Instruments Corp., NetGear, Inc., Plantronics, Inc., Polycom, Inc., QLogic Corp., Rackable Systems, Inc., RADISYS Corp., and Zebra Technologies Corp. In determining the appropriate peer group, Buck Consultants chose public companies in the Company’s general industry with levels of revenue similar to the Company’s revenue level. The Company’s revenue is approximately at the

45th percentile, close to the median, of the peer group. Buck Consultants was also engaged to perform a comprehensive review of our compensation program for directors, including annual cash compensation and retainers for non-employee directors and committee chairs, meeting fees, and a competitive assessment of equity vehicles and awards for directors. For 2009, the Committee again engaged Buck Consultants to assist the Committee in the design of our executive cash bonus and long-term equity compensation programs. Our peer group companies remained the same for 2009.

Role of Our Executive Officers in Compensation Decisions

Our Chief Executive Officer participates in some of the Committee discussions and decisions regarding salaries and incentive compensation for employees, except that he is excluded from discussions of, or voting on, his own salary, bonus, or other compensation. Our President, our Chief Financial Officer, our General Counsel and Secretary, and members of our Finance and Human Resources Departments have in the past provided data, reports, and analyses to the Committee, and supported the Committee in its work. As part of the Committee’s annual review process, our Chief Executive Officer and our President have in the past assisted the Committee by preparing recommendations for the Committee regarding annual base salaries, corporate and individual business and financial objectives, incentive bonuses, equity awards, and other compensation matters for all employees. In making executive compensation decisions, the Committee considers these recommendations but regularly meets in sessions not attended by members of management. The Committee is solely responsible for approving all matters related to the compensation of executive officers.

The Annual Compensation Process

The performance of our executive officers and our executive compensation policies and program are reviewed and revised on an annual basis by the Committee. The Committee generally begins its review in the last quarter of each calendar year, and the process carries over into the following calendar year.

For 2008, consistent with prior years, the Committee adopted, based on the prior recommendations of our compensation consultants, a compensation package for each executive officer comprised of three elements: (i) an annual base salary, (ii) an annual incentive cash bonus based on the achievement of certain pre-established financial goals for Avocent, and (iii) a long-term equity-based incentive award consisting of restricted stock and performance shares that is designed to strengthen the mutuality of interests between our executive officers and our stockholders. In determining specific 2008 compensation levels for our executive officers (including our Chief Executive Officer), with the assistance of Buck Consultants, the Committee reviewed and considered the competitive market data and other compensation information from a variety of sources. The Committee then reviewed corporate, business unit, and individual performance in 2007 and expected performance in 2008. The Committee also reviewed several reports and other data summarizing for each executive officer the total dollar value of annual compensation for prior years, current and historical base salary data, incentive bonuses in previous years, and prior equity awards. The process for determining executive compensation has remained the same for 2009.

The Elements of our Executive Compensation Program

Annual Base Salary

In general, the Committee’s goal is to position executive officer base salaries, other than for our Chief Executive Officer, and to target total cash compensation of executive officers (consisting of base salary plus short-term cash incentives) at the 50th percentile of our peer group companies. For 2008, John R. Cooper, our former Chairman and Chief Executive Officer, and Doyle C. Weeks, our President and Chief Operating Officer, recommended increases of four to five percent for our executive officers based on increases of that amount in the consumer price index (such cost-of-living increases were required by the Employment and Noncompetition Agreements then in effect with our executive officers). Messrs. Cooper and Weeks also recommended additional increases of $14,000 for Mr. Daly and $12,777 for Mr. Blankenship to reflect their increased responsibilities and to bring them more in line with competitive market levels reported by Buck Consultants. The Committee then considered the base salary levels recommended for each executive officer in view of the individual’s qualifications and relevant experience, the strategic goals for which the executive has responsibility, the executive’s future potential, and the amount necessary to retain the executive. The Committee did not assign individual weights to any of these factors, but used them collectively to make its compensation determinations. The Committee accepted these recommendations and concluded that the increases were appropriate for each executive officer. The base salaries for our named executive officers (the “Named Executive Officers”) are set forth in the Summary Compensation Table.

In December 2008, the Employment and Noncompetition Agreements we have with our senior executives were amended to comply with Section 409A of the Internal Revenue Code, and at that time, the provision mandating a cost of living increase in these agreements was removed. At that time, the Committee reviewed the base salaries of our executive officers (other than our Chief Executive Officer) for 2009 and compared them to 2008 base salaries, and in view of the deteriorating global economic situation, the Committee did not increase the base salary of any executive officer. The Committee approved the following 2009 base salaries for our Named Executive Officers:

Named Executive Officer	2009 Base Salary ($)

Mr. Borman	600,000
Mr. Cooper(1)	0
Mr. Blankenship	285,261
Mr. Weeks	436,392
Mr. Perry(2)	327,502
Mr. Daly	305,200

(1)	Mr. Cooper retired effective March 31, 2008.
(2)	Mr. Perry resigned effective February 28, 2009.

Incentive Bonuses

Incentive bonuses are awarded by the Committee based on objective and subjective standards. In awarding executive bonuses for 2008, the Committee considered our success in achieving specific financial goals related to revenue growth and earnings growth. The Committee endeavored to tie a significant portion of each executive officer’s cash compensation to our achievement of pre-established financial objectives. In addition, as previously noted, the Committee’s goal is to target total cash compensation of executive officers (consisting of base salary plus short-term incentive bonus) at the 50th percentile of our peer group companies, other than with respect to our Chief Executive Officer. The Committee also has the authority to adjust bonuses based on its evaluation of an executive’s performance during a year.

For 2008, the Committee designed the executive cash bonus program to reward executives on a sliding scale based on our annual performance. The program was targeted at 100% of base pay for our Chief Executive Officer, 70% of base pay for our President, and 60% of base pay for our other executive officers. Our Board of Directors approved a number of corporate-wide business and financial objectives for 2008 related to the development and introduction of new IT infrastructure products, revenue diversification, and operational efficiencies, and the Committee concluded that the best way to measure our success in achieving these business and financial goals was to measure the growth in our operational revenue and earnings per share from 2007 to 2008. The Committee also retained the authority to award additional bonuses based on its evaluation of an executive’s performance during 2008, but it did not make any discretionary awards for 2008.

The calculation of executive bonuses for 2008 was to be based on targeted levels of growth from 2007 to 2008 in our operational revenue and operational diluted earnings per share. Operational revenue consists of revenue increased by the pro-forma amortization of deferred revenue of LANDesk at the date of acquisition which was reduced to estimated fair value pursuant to purchase accounting under generally accepted accounting principles in the United States (“GAAP”). This pro forma amortization ended in the third quarter of 2007, and therefore operational revenue was equal to GAAP revenue for fiscal year 2008. Operational diluted earnings per share is calculated by dividing operational net income by weighted average diluted shares outstanding. Operational net income consists of GAAP net income, adjusted by restructuring and integration costs, amortization related to purchase accounting adjustments, stock-based compensation, and acquired in-process research and development expenses. A complete discussion of these non-GAAP measures is included in Part II Item 7 of our Annual Report on Form 10-K filed with the SEC on February 27, 2009.

At the time the specific levels of growth were determined and approved, the Committee believed that the goals would be difficult to achieve but that the targeted levels of growth were achievable with significant effort on the part of our executive officers. Each of the two performance metrics was to be weighted equally in calculating the bonus awards actually earned by each participant. These bonus amounts were performance driven and completely at risk. There was no threshold or minimum payout, and depending on the levels of growth in our 2008 operational revenue and 2008 operational diluted earnings per share over 2007, an executive could actually earn a percentage from 0% to 150% of the targeted bonus initially determined. As a result, the maximum possible award under the program was 150% of base pay for our Chief Executive Officer, 105% of base pay for our President, and 90% of base pay for our other executive officers.

In early 2009, the Committee reviewed our financial performance for 2008 to determine whether the previously-approved financial objectives had been met. The Committee concluded that the levels of growth in our 2008 operational revenue and operational diluted earnings per share over 2007 exceeded the targeted level of financial performance (with the result that the “multiplier” was 106%). The range of possible incentive bonus awards and the amounts for 2008 actually awarded by the Committee to our Named Executive Officers were as follows:

	Minimum Possible 2008	Maximum Possible 2008	Actual 2008 Incentive
	Incentive Bonus Award	Incentive Bonus Award	Bonus Award
Named Executive Officer	($)	($)	($)

Mr. Borman(1)	0	418,033	295,410
Mr. Cooper(2)	0	0	0
Mr. Blankenship	0	256,735	181,426
Mr. Weeks	0	458,212	323,803
Mr. Perry(3)	0	294,752	208,291
Mr. Daly	0	274,680	194,107

(1)	Mr. Borman’s incentive bonus was established in July 2008 when he was hired. See the section below, entitled “Compensation of the Chief Executive Officer.”
(2)	Mr. Cooper retired effective March 31, 2008.
(3)	Mr. Perry resigned effective February 28, 2009.

The Company typically determines the performance goals for the executive cash program on an annual basis. However, due to the lack of visibility during an uncertain economic environment, the Compensation Committee felt it would be inappropriate to set performance goals for the entirety of 2009 until the Compensation Committee had more insight into the expected economic environment and its anticipated impact on the Company. Instead, the Compensation Committee determined that it would set the goals for the first quarter of 2009 but delay setting goals for remainder of the year until more information became available.

For the first quarter of 2009, the Committee, with input from Buck Consultants, designed the executive cash bonus program to reward executives on a sliding scale based on our annual performance. The program is again targeted at 100% of base pay for our Chief Executive Officer, 70% of base pay for our President, and 60% of base pay for our other executive officers. The calculation of executive bonuses for the first quarter of 2009 was based on targeted quarterly levels of operational revenue and operational diluted earnings per share (both as defined above and with operational earnings per share based on income prior to intangible amortization, intangible asset impairment charges, stock compensation expense, restructuring and integration costs, acquired in-process research and development expense after deducting executive bonuses net of tax) and, in Mr. Daly’s case, also on business unit revenue and margin targets. The Committee believed that these targets would be difficult to achieve but which the Committee believed were nevertheless achievable with significant effort on the part of our executive officers. Any bonuses that are earned will be paid out after the end of the year. Each of the two performance metrics would be weighted equally in calculating the percentage of targeted bonus actually earned by each participant. Depending on the levels of our quarterly operational revenue and operational diluted earnings per share in the first quarter of 2009, an executive could actually earn a percentage from 0% to 150% of the targeted bonus initially determined. As a result, if annualized, the maximum award under the program is 150% of base pay for our Chief Executive Officer, 105% of base pay for our President, and 90% of base pay for our other executive officers, and the range of possible 2009 incentive bonus awards for our Named Executive Officers is as follows:

		Maximum
		Possible
	Minimum	2009
	Possible 2009	Incentive
	Incentive	Bonus
	Bonus Award	Award
Named Executive Officer	($)	($)

Mr. Borman	0	900,000
Mr. Cooper(1)	0	0
Mr. Blankenship	0	256,735
Mr. Weeks	0	458,212
Mr. Perry(2)	0	0
Mr. Daly	0	274,680

(1)	Mr. Cooper retired effective March 31, 2008.
(2)	Mr. Perry resigned effective February 28, 2009.

In May and June 2009, the Committee reviewed our financial performance for the first quarter of 2009 and examined whether the previously-approved financial objectives had been met for the quarter. The Committee concluded that, although the levels of our first quarter 2009 operational revenue fell short of the threshold levels originally set by the Committee, management had accomplished a great deal during the quarter and some bonus should be awarded. Additionally, since the operational revenue threshold had been missed by a small amount, and the Committee determined that this was not material to the financial results for the quarter, the Committee believed it would be inappropriate for this to be the deciding factor in the elimination of any bonus for the quarter. The Committee noted that the operational revenue threshold was not met as a result of an unexpected and dramatic slowdown in server shipments in the first quarter which was caused by unforeseen external factors, and also observed that the announcement of the revenue for the quarter was favorably received by analysts following the Company. As a result, the Committee used its discretion to allow the percentage of the targeted operational revenue actually earned for the first quarter (89% of the targeted operational revenue) to be used in the matrix for calculating the first quarter’s bonus, rather than eliminating the first quarter’s bonus. The Committee then evaluated the operational diluted earnings per share levels achieved for the first quarter (approximately 75% of the targeted levels). In June 2009, the Committee finalized its determination and approved a first quarter bonus earned at 101.8% of the target bonus for Mr. Daly and at 55.2% of the target bonus for all other Named Executive Officers, which is scheduled to be paid in 2010, after the Company’s 2009 annual financial results are audited.

At the same meeting in June 2009, the Committee approved the financial and performance objectives for the incentive bonus program for the remainder of 2009. The Committee spent time at a number of meetings in June discussing the appropriateness of the metrics and the weightings of these metrics, and solicited advice from its compensation consultant, Buck Consultants, and from management. After consideration, the Committee determined that the calculation of executive bonuses for our Named Executive Officers other than our Chief Executive Officer for the second, third and fourth quarters of 2009 would be based on three metrics. These consist of consolidated revenue and operational earnings per share (each weighted equally and together weighted at 60%), individual objective metrics approved by the Committee (weighted at 25%), and the Chief Executive Officer’s discretionary recommendation, as approved by the Committee, based on an executive’s teamwork, contribution and performance (weighted at 15%). The Committee determined that, for the Chief Executive Officer, no portion of the bonus should be assigned to a discretionary component. Instead, the Chief Executive Officer’s bonus is based on the financial metrics of consolidated revenue and operational earnings per share (each weighted equally and together weighted at 80%) and individual objective metrics approved by the Committee (weighted at 20%). Any bonuses that are earned will be paid out after the end of the year, after completion of the audit of the Company’s 2009 financial results. No bonuses will be earned if the average of consolidated revenue and operational earnings per share attainment levels are less than 75%. Further, awards in excess of 100% for individual performance or the Chief Executive Officer’s discretion will only be made for superior performance and only with the specific approval of the Committee.

As with the metrics for the first quarter of 2009, the Committee believed these metrics would be difficult to achieve but are nevertheless achievable with significant effort on the part of our executive officers. The percentage that an executive could actually earn remains a percentage from 0% to 150% of the targeted bonus initially determined. The Committee has also retained the authority to award additional bonuses based on its evaluation of an executive’s performance during 2009, and could do so upon instances of superior performance or achievement, unique circumstances affecting an executive, significant financial or business accomplishments, or similar circumstances.

Long-Term Incentive Compensation

The Committee endeavors to align the interests of our executive officers with those of our stockholders, and long-term incentive compensation is a key element of our compensation program for executive officers. In general, the Committee’s objective is to position the value of the long-term incentive compensation granted to executive officers at the fiftieth percentile of the value offered by our peer group companies. The Committee is not, however, required to adhere strictly to this guideline and may vary the size of the equity award to each executive officer as it determines the circumstances warrant.

Following a comprehensive review in 2005 of the design of our long-term compensation program (which had previously consisted of stock options) and the various types and mixes of equity awards, the Committee concluded that a mix of restricted stock units and performance shares would best meet its long-term incentive compensation goals. The Committee concluded that the restricted stock units would provide strong retention incentive, while the performance shares would provide a focus on achieving financial metrics. The Committee was of the view that strong financial performance by our executive officers would generally be reflected by an increase in our stock price over time while substandard performance would generally be reflected by a decrease in our stock price over time. Accordingly, the Committee concluded that the upside and downside potential of restricted stock units and performance shares provided a good alignment between executive officer performance and executive compensation. Since the value of the restricted stock unit and performance share awards would depend upon our future financial performance and stock price, the Committee believed these equity awards would provide an incentive to our executive officers to foster our success. Finally, the Committee concluded that this mix offered the lowest amount of stockholder dilution while still achieving the desired results of the program.

The 2005 Plan authorizes the Committee to determine the goals applicable for performance-based awards using one or more measures that are designed to meet the “performance-based compensation” requirements of Section 162(m) of the Internal Revenue Code. Thus, the Committee may make awards of performance shares under the 2005 Plan that will be earned if certain performance metrics (such as revenue, revenue growth, earnings per share, earnings per share growth, operational earnings, operational earnings growth, operational earnings per share, operational earnings per share growth, or share price) are met. Once a particular performance metric is met, the shares would then vest over a specified period designated by the Committee.

In early 2008, the Committee compared dilution calculations and projected value calculations to determine the desired mix between restricted stock units and performance shares, the applicable vesting periods for the restricted stock units and performance shares, and the performance criteria or triggers for the performance shares. For 2008, the Committee concluded (with input from Buck Consultants) that one-half of the long-term equity incentive awards should consist of restricted stock units and one-half should consist of performance shares, which differed from the two-thirds/one-third ratio used in 2007. The Committee continued to believe this was the appropriate ratio and retained this mix of one-half restricted stock units and one-half performance shares for 2009. The Committee anticipates that it will make restricted stock unit and performance share awards on an annual basis.

In February 2008, the Committee approved awards of restricted stock units for 2008 under the 2005 Plan to our executive officers, and these awards vest over three years (one-third will vest on each of January 1, 2009, January 1, 2010, and January 1, 2011). At that time, the Committee also awarded market condition performance shares under the 2005 Plan to our executive officers with one-half to be earned in 2008 and one-half to be earned in 2009 at specified targeted levels of our common stock price (as measured on a rolling average basis) on specific dates over the two-year period. These performance share awards were performance driven and completely at risk. There was no threshold or minimum payout, and depending on our stock price levels over the two year-period, participants would earn a percentage from 0% to 125% of their targeted performance-based share awards. Any performance shares actually earned by each participant, if and to the extent earned, would vest over three years.

The initial restricted stock unit and performance share awards to our Named Executive Officers for 2008 were as follows:

	Time-Based	Market-Condition Performance Share Awards
	Restricted		Targeted	Maximum
	Stock Units	Minimum	Number at	Number at
Named Executive Officer	Awarded (#)	Number (#)	100% (#)	125% (#)

Mr. Borman(1)	125,000	0	100,000	125,000
Mr. Cooper(2)	0	0	0	0
Mr. Blankenship	11,250	0	14,625	18,281
Mr. Weeks	25,519	0	33,174	41,467
Mr. Perry(3)	13,750	0	17,875	22,343
Mr. Daly	12,500	0	16,250	20,313

(1)	Mr. Borman’s performance share award was established in July 2008 when he was hired. See the section below, entitled “Compensation of the Chief Executive Officer.”

(2)	Mr. Cooper retired effective March 31, 2008.
(3)	Mr. Perry resigned effective February 28, 2009.

In July 2008, in connection with the selection of our new Chief Executive Officer, the Committee approved the following additional “stay pay” awards of restricted stock units under the 2005 Equity Incentive Plan to certain executive officers, including awards to the following Named Executive Officers:

Restricted
Stock Units
Named Executive Officer	Awarded (#)

Mr. Blankenship	8,000
Mr. Weeks	14,000
Mr. Perry(1)	13,000
Mr. Daly	11,000

(1)	Mr. Perry resigned effective February 28, 2009, resulting in a forfeiture of these shares.

These awards vested in July 2009 on the first anniversary of the grant date.

In November 2008, the Committee became concerned with the deteriorating economic environment and the accompanying broad-based decline in global corporate stock prices. After consideration, the Committee concluded that the originally-specified targeted levels of our common stock price on specified dates during the two-year period did not fairly represent its goals for our overall performance in the current and expected economic environment for 2008 and 2009. The Committee believed that the global economic downturn and the resulting impact on corporate stock prices unfairly penalized holders of the performance share awards. Accordingly, the Committee amended the performance criteria for all performance shares awarded to our executive officers and other employees by indexing the specified targeted levels of our stock price (as measured on a moving average basis) by reference to the decline in the NASDAQ Composite Index (as also measured on a moving average basis) on the specified dates during the two-year period and by requiring that our performance exceed by varying percentage amounts the relative performance of the NASDAQ Composite Index on the specified dates during the two-year period. The vesting schedule for the performance share awards and all other terms and conditions of the performance share awards was left unchanged. The Committee believed that this would be a more accurate indicator of our performance relative to others during unprecedented economic turmoil. The Committee also believed that this would benefit stockholders since executive officers would benefit only if our indexed stock price performance exceeded the relative performance of the NASDAQ Composite Index, thus indicating above average performance even in difficult economic times. In general, the Committee believes that external performance measures should reflect the efforts of our executive officers, and if an external performance measure is influenced by factors outside of the control of our executive officers, the Committee reserves the right to adjust the award or the performance measure.

As with the objectives for the incentive bonus program, at the time these stock price objectives were determined and approved, the Committee believed that the stock price targets would be difficult but achievable with significant effort. As noted above, however, the broad-based impact of global economic conditions on corporate stock prices caused the Committee to re-examine the stock price targets in late 2008, and the Committee indexed the targets to account for factors outside management control.

In early 2009, the Committee reviewed the indexed performance of our common stock compared to the NASDAQ Composite Index, and the Committee concluded that the performance of our stock price exceeded the relative performance of the NASDAQ Composite Index on the specified dates during 2008 (as measured on a moving average basis), and awarded 100% of the performance share targets for 2008, representing one-half of the total two-year award. The performance shares actually earned by our Named Executive Officers for 2008 were therefore as follows:

Number of
Performance
Shares
Earned for
Named Executive Officer	2008 (#)

Mr. Borman(1)	50,000
Mr. Cooper(2)	0
Mr. Blankenship	7,312
Mr. Weeks	16,587
Mr. Perry(3)	8,937
Mr. Daly	8,125

(1)	Mr. Borman’s performance share award was established in July 2008 when he was hired. See the section below, entitled “Compensation of the Chief Executive Officer”.
(2)	Mr. Cooper retired effective March 31, 2008.
(3)	Mr. Perry resigned effective February 28, 2009.

In early and mid 2009, the Committee began considering the 2009 equity grants to the executive officers, and considered information provided by Buck Consultants and recommendations of management. At its June 26, 2009 meeting, following the approval of our stockholders on June 11, 2009 of an increase to the shares available for issuance under the 2005 Plan the Committee approved the 2009 equity awards under the 2005 Plan to the executive officers. The total 2009 share award for each Named Executive Officer was based on the executive’s base salary and targeted bonus for 2009. The awards of restricted stock units for 2009 vest over three years (one-third will vest on each of February 8, 2010, February 8, 2011, and February 8, 2012).

The Committee also awarded performance shares under the 2005 Plan to our executive officers with one-half to be earned based on performance in 2009 (the “2009 Portion”) at specified targeted levels of operational earnings per share (as defined above). The second half of the performance shares is to be earned based on performance in 2010 and 2011 (the “2010 & 2011 Portion”) based on performance metrics to be determined at a later date. Depending on levels of 2009 operational earnings per share, participants would earn a percentage from 0% to 125% of their targeted 2009 Portion. In addition, the 2009 Portion would be subject to a multiplier based on a comparison of the increase or decrease in the Company’s stock price (as measured on a moving average basis) on specified dates in February 2009 and February 2010 to the increase or decrease in the NASDAQ Composite Index (as also measured on a moving average basis) on the same dates. If the average of the Company’s stock price on the two dates under- or over-performs the average of the NASDAQ Composite Index, the 2009 Portion of the performance share award as initially determined would be multiplied by a multiplier from 0.7 to 1.25. Thus, depending on the Company’s earnings per share for 2009 and the performance of the Company’s stock price compared to the performance of the NASDAQ Composite Index in 2009, participants could earn a percentage from 0% to 156.25% of their targeted 2009 portion of their performance-based awards. Any performance shares actually earned by each individual, if and to the extent earned, would vest over three years. As in 2008, the Committee continued to believe that these performance measures would provide a strong indicator of our performance relative to others during this period of continued economic turmoil. These performance share awards were performance driven and completely at risk when granted (see below for a description of the treatment of equity in the transactions currently contemplated). As with the objectives for 2008 performance shares, at the time these stock price objectives were determined and approved, the Committee believed that the performance metrics would be difficult but achievable with significant effort.

The initial restricted stock unit and performance share awards to our Named Executive Officers for 2009 were as follows:

	Time-Based	Market-Condition Performance Share Awards
	Restricted		Targeted	Maximum
	Stock Units	Minimum	Number at	Number at
Named Executive Officer	Awarded (#)	Number (#)	100% (#)	156.25% (#)

Mr. Borman	55,000	0	55,000	85,937
Mr. Blankenship	25,000	0	25,000	39,062
Mr. Weeks	32,500	0	32,500	50,781
Mr. Daly	25,000	0	25,000	39,062

Pursuant to the terms of the Merger Agreement, upon the acceptance by Parent of shares tendered in the Offer, all outstanding Company stock options and performance shares, including those stock options and performance shares held by our Named Executive Officers, will be fully vested and cancelled in exchange for a cash payment equal to the difference, if any, between the consideration being offered for shares in the tender offer and the exercise or purchase price, if any, of the equity awards. In addition, restricted stock units held by the employees, including the Named Executive Officers, as of immediately before the Acceptance Date will be converted into restricted stock units relating to Emerson’s common stock. These converted restricted stock units will be adjusted so that they cover the number of Emerson shares of common stock determined by multiplying the number of Shares subject to such RSU awards immediately prior to the Acceptance Date by a fraction, the numerator of which is the Offer Price and the denominator of which is the closing price of Emerson common stock on the New York Stock Exchange on the Acceptance Date (with the resulting number of shares rounded down to the nearest whole share). These restricted stock units will vest in accordance with their schedule, but the vesting will fully accelerate upon the holder’s termination of employment other than for cause (as defined in the Merger Agreement and related documents) on or after the Acceptance Date. The vesting of restricted stock units held by the Named Executive Officers may also accelerate under the terms of their employment agreements, as described below.

Perquisites

Our executive officers (including our Named Executive Officers) participate in the medical, dental, vision, and insurance plans generally available to all employees. In addition, our executive officers are encouraged to take an annual physical examination at our expense that is more extensive than that provided under our standard medical plans. We also maintain a tax-qualified 401(k) Plan, which provides for broad-based employee participation, and all our U.S. employees (including our Named Executive Officers) are eligible to receive matching contributions that are subject to vesting over time. As detailed in the Summary Compensation Table, Mr. Daly received a home relocation benefit during 2006 in connection with his relocation to Huntsville and in 2007 in connection with his relocation to Salt Lake City. We do not provide our executive officers with other perquisites such as personal club memberships, vacation houses or apartments, entertainment accounts, or similar perks.

Compensation of the Chief Executive Officer

John R. Cooper

In January 2008, John R. Cooper, our former Chairman and Chief Executive Officer, announced his retirement, and we entered into a Retirement and General Release Agreement with him. At that time, his base salary was $523,000, which had been his 2007 base salary. Under the terms of the Retirement Agreement, we agreed to continue payment of compensation and benefits to Mr. Cooper through March 31, 2009, the effective date of his retirement. In addition, we paid

Mr. Cooper the following amounts and benefits pursuant to the term of his Amended and Restated Employment and Noncompetition Agreement dated December 13, 2006 with us:

Lump Sum
	Severance	Accelerated	Extension of
	Payment and	Vesting of	Option	Continuation
	Severance	Restricted	Vesting	Of Other
	Bonus(1)	Stock(2)	Terms(3)	Benefits(4)	Total
Named Executive Officer	($)	($)	($)	($)	($)

Mr. Cooper	1,381,154	484,204	388,525	30,889	2,284,772

(1)	This amount was paid in October 2008 and subject to required tax withholding and deductions and employee-paid premiums for health care coverage.
(2)	The amounts listed in this column represent the value of 32,173 restricted stock units based on the closing price of $15.05 per share on NASDAQ on January 23, 2008. These restricted stock units vested on March 31, 2008, and the shares of common stock represented by these restricted stock units were delivered to Mr. Cooper in October 2008. The number of shares actually delivered to Mr. Cooper was reduced by the minimum statutorily required federal, state, and local withholding of taxes with respect to the vesting and delivery of such shares.
(3)	The amounts listed in this column represent the value of stock options related to the extension of vesting terms beyond those ordinarily provided in our stock option agreements as determined pursuant to Statement of Financial Accounting Standards No. 123R (“SFAS 123R”). Mr. Cooper will have approximately two and a half years to exercise his outstanding options from March 31, 2008.
(4)	The amount listed in this column includes the estimated costs for Mr. Cooper to participate in additional benefits for two years from March 31, 2008 and include: $17,799 for medical and dental coverage, $4,110 for annual physicals, and $8,980 for supplemental disability insurance.

Under the Retirement Agreement, Mr. Cooper is able to exercise any vested stock options through September 2010. Mr. Cooper is also eligible for employee and dependent coverage through March 2010 under our medical, dental, Section 125 medical reimbursement, and supplemental long-term disability plans in which he was a participant. The Retirement Agreement contains a general release of claims and noncompetition obligations.

Michael J. Borman

Our Board of Directors hired our current Chief Executive Officer, Michael J. Borman, in July 2008. Working with the Nominating and Governance Committee, our Committee consulted Buck Consultants and our executive recruiting firm about the terms and components of a competitive compensation package for Mr. Borman. After this consultation and a review of relevant materials, the Committee increased the base salary for our Chief Executive Officer from $523,000 and approved an annualized base salary of $600,000 for Mr. Borman. Mr. Borman received $251,539 as base salary for 2008. As noted above, the Compensation Committee did not make any increases in the 2009 base salaries of our executive officers, and for 2009, Mr. Borman’s annual base salary remains at $600,000.

In connection with his appointment as Chief Executive Officer, Mr. Borman entered into an Employment and Noncompetition Agreement pursuant to which he is eligible for an annual performance bonus, with the annual target for each calendar year being at least 100% of his base salary for that year and the maximum bonus opportunity for each calendar year being 150% of the base salary for that year. Mr. Borman received a signing bonus of $130,000 and a relocation payment of $200,000. Mr. Borman’s Employment and Noncompetition Agreement also provides for term life insurance equal to two times Mr. Borman’s base salary, and severance compensation in the event of a termination upon a change in control, termination other than for cause, or termination by reason of disability.

In connection with his appointment as Chief Executive Officer, the Committee approved equity awards for Mr. Borman. The Committee awarded Mr. Borman 125,000 restricted stock units, with 50,000 units scheduled to vest on January 1, 2009, and 25,000 units scheduled to vest on January 1 of each of 2010, 2011, and 2012. In addition, the Committee awarded Mr. Borman a targeted performance share award of 100,000 performance shares with a maximum award of up to 125,000 performance shares. Mr. Borman was eligible to vest in these performance shares upon the achievement of specified targeted levels of Avocent’s average common stock price on specific dates over a two-year period, and these shares, if earned, are scheduled to vest in three equal amounts on January 1 of each of 2010, 2011, and 2012. The restricted stock unit and performance share awards were granted to Mr. Borman pursuant to the Avocent Corporation 2008 Inducement Equity Incentive Plan as a material inducement to enter employment with Avocent and to compensate him for equity awards he relinquished upon his departure from IBM. As noted above, in November 2008, the Compensation Committee indexed the specified targeted levels of our stock price in order to earn the performance shares by reference to the NASDAQ Composite Index, and in January 2009, the Committee determined that Mr. Borman earned 50,000 performance shares, which vest as detailed above.

In 2009, as described above, the Committee established a bonus target of 100% of base salary for Mr. Borman, which may be earned based on achievement of specified levels of consolidated revenue and operational earnings per share (each weighted equally and together weighted at 80%) and individual objective metrics approved by the Committee (weighted at 20%). Mr. Borman also was granted 55,000 restricted stock units scheduled to vest over three years, and a targeted performance share award of 55,000 with a maximum award of up to 85,937 performance shares. The performance shares are eligible to vest based on achievement of the same performance metrics as apply to the other Named Executive Officers, as detailed above.

Statement Regarding Option Practices

The Committee has not granted stock options to our executive officers since August 2005. The Committee periodically reviews the advantages and disadvantages of stock option awards, and may in the future award stock options to our executive officers or non-executive employees.

All stock options awarded to our executive officers prior to August 2005 were approved by the Committee, and all options to directors were approved by the disinterested members of the Board of Directors. Options were granted at scheduled meetings of the Committee (or the Board of Directors), and the exercise price for these options was the closing price of our common stock on the date of the grant (i.e., the date of the Committee or Board of Directors meeting). For non-executive officers, the Committee delegated to our Chief Executive Officer the authority to grant options consistent with our prior practices and policies to newly-hired employees with an exercise price on the date of the new employee’s commencement of employment. The Committee also approved a pool of options for non-executive employees and delegated to our Chief Executive Officer the authority to designate the specific option award to non-executive employees from this pool of options approved by the Committee.

We did not have during the last fiscal year, and do not intend to have during the current fiscal year, any plan or practice to select or time option grant dates for executive officers in coordination with the release of material nonpublic information.

Employment Contracts and Severance Agreements

We have entered into employment agreements with each of our executive officers, including our Named Executive Officers. Under each agreement, the executive officer receives an annual base salary, subject to annual increases at the discretion of the Committee of the Board of Directors. Each executive officer is entitled to receive an annual bonus at the discretion of the Committee based on our performance and the performance of the executive officer and to participate in equity plans and all other benefit programs generally available to our executive officers. Under the terms of the employment and other agreements, we agree to indemnify each executive officer for certain liabilities arising from actions taken by the executive officer within the scope of employment.

Under the terms of the employment agreements, our executive officers have also agreed that during the term of their employment and for a term of 12 months thereafter (24 months in the case of Michael J. Borman, our Chief Executive Officer, and 18 months in the case of Doyle C. Weeks, our President and Chief Operating Officer), they will not compete against us without our prior written consent. The employment agreements prohibit an executive officer from engaging in any capacity in any business activity worldwide that is substantially similar to, or in direct competition with, any of the business activities of or services provided by us at the time of the executive officer’s termination.

Under the terms of the employment agreements, an executive officer’s employment may be terminated for any reason, with the benefits due to the executive officer dependent on the circumstance of termination, as discussed below. The benefits described below for the various types of termination were determined by our Compensation Committee and our Board of Directors based on the benefits that have existed in some of our employment contracts for over a decade, on the benefits believed necessary by the Committee and the Board to attract and retain executives and other key people, and on provisions commonly found in executive employment agreements for companies of our size. The following benefits are paid in compliance with Section 409A of the Internal Revenue Code:

Voluntary Termination

The executive officer may voluntarily terminate (resign) employment. Except as set forth below in “Termination Following a Change in Control,” in the case of voluntary termination, the executive officer will receive only accrued salary, earned bonus, vested deferred compensation, and other benefits earned through the date of termination.

Death

The estate of the executive officer will receive accrued salary, earned bonus, vested deferred compensation, and other benefits earned through the date of the executive officer’s death. In addition, in the event the estate of an executive officer signs a release of any claims against us, the estate is entitled have the vesting of any then-outstanding equity awards granted to the executive officer deemed and treated as fully earned and accelerated. The estate of our Chief Executive Officer is not entitled to this acceleration benefit, and instead, his estate is entitled to receive a payment equal to the prorated portion of his targeted bonus for the year. The estate of an executive officer may be entitled to additional benefits, as more fully described below under “Termination Following a Change in Control.”

Termination upon Disability

If, in the reasonable judgment of our Board of Directors, the executive officer is unable to perform the essential job functions, with or without accommodation, because of a mental or physical illness, disease or condition and the executive officer has not performed the powers, duties, authorities, and responsibilities typically associated with the position in public companies of a similar size and nature, we may terminate the executive officer’s employment for “disability.” In the case of termination upon “disability,” the executive officer will receive accrued salary, earned bonus, vested deferred compensation, and other benefits earned through the date of termination.

Upon termination for “disability” in the case of an executive other than our Chief Executive Officer, if the executive officer signs a release of any claims against us, the executive officer is also entitled to a bonus payment equal to the executive officer’s average annual bonus during the two years immediately preceding termination and to have the vesting of any then-outstanding equity awards granted to the executive officer deemed and treated as fully earned and accelerated. Upon termination for “disability” in the case of our Chief Executive Officer, if he signs a release of any claims against us, our Chief Executive Officer is entitled to a bonus payment equal to his average annual bonus during the two years immediately preceding termination, and if he is terminated by reason of “disability” before the determination of his annual bonus for 2009, he is entitled to receive his targeted bonus for 2009 in lieu of his average annual bonus over the prior two years. If any executive officer timely elects continuation of medical, dental and vision coverage under our group health plans pursuant to COBRA, the executive officer is entitled to such continuation coverage for a period of eighteen months from the date of termination by reason of disability at no cost to the executive officer.

Termination for Cause

We may terminate an executive officer’s employment “for cause.” This includes termination by reason of: (i) willful dishonesty towards, fraud upon, or deliberate injury or attempted injury to us which has resulted in material injury to us; (ii) willful material breach of the executive’s employment agreement which, if curable, is not cured within 30 days after we provide the executive officer with written notice describing in detail the material breach; or (iii) conviction of or pleading guilty or nolo contendere to any felony or misdemeanor involving, theft, embezzlement, dishonesty, or moral turpitude. In the case of a termination “for cause,” the executive officer will receive accrued salary, earned bonus, vested deferred compensation, and other benefits earned through the date of termination, but no other benefits or severance compensation.

Termination Other Than for Cause

If we terminate an executive officer’s employment “other than for cause,” or if the executive officer terminates his or her employment due to a “constructive termination” of the executive officer’s employment by reason of a material breach by us of the officer’s employment agreement, the executive may be entitled to the benefits described below. For this purpose, the term “constructive termination” means the executive officer’s voluntary termination of employment by reason of (i) a material diminution of the executive officer’s title, reporting line, powers, duties, authorities, or responsibilities, (ii) a reduction in the executive officer’s base salary or annual bonus target percentage, or (iii) any other material breach by us, but these events only constitute “constructive termination” if the executive officer gives us written notice within ninety days of the occurrence of the event that would constitute constructive termination and we have failed to cure such event within thirty days of receipt of such written notice and the executive officer’s separation from service occurs during a period not to exceed two years following the initial existence of the reason giving rise to the constructive termination. In the case of termination “other than for cause” (which includes a resignation by the executive officer as a result of a “constructive termination”), the executive officer will receive accrued salary, earned bonus, vested deferred compensation, and other benefits earned through the date of termination.

Upon termination “other than for cause” (including a “constructive termination”), if the executive officer signs a release of any claims against us, the executive officer is also entitled to severance compensation equal to the executive officer’s base salary at the rate payable at the time of termination for a period of 12 months following the date of termination (24 months in the case of Mr. Borman and 18 months in the case of Mr. Weeks) and an amount equal to the executive officer’s average annual bonus during the two years immediately preceding his termination (in Mr. Borman’s case if the termination “other than for cause” occurs before the determination of his annual bonus for 2009, this entitlement will instead be to receive his targeted bonus for 2009 in lieu of his average annual bonus over the prior two years). In addition, Mr. Borman will be entitled to receive temporary housing expenses for a period of thirty days following his termination. Under the severance compensation provisions of the employment agreements and equity award agreements with our executive officers, the executive officer is also entitled to have the vesting of any then-

outstanding equity awards (other than, in the case of our Chief Executive Officer, unearned performance shares) granted to the executive officer deemed and treated as fully earned and accelerated. If an executive officer timely elects continuation of medical, dental and vision coverage under our group health plans pursuant to COBRA, the executive officer is entitled to such continuation coverage for a period of 18 months from the date of termination by reason of disability at no cost to the executive officer.

Termination Following a Change in Control

If a “change in control” of Avocent occurs, the executive officer may be entitled to certain severance benefits if he terminates his employment voluntarily within six months (including as a result of his death), or if we terminate the executive officer’s employment within eighteen months after the change in control for any reason other than a termination (i) “for cause,” (ii) by reason of the executive officer’s death (if it occurs more than six months after the “change in control”) or (iii) by reason of the executive officer’s “disability” (a “termination following a change in control”).

A “change in control” is deemed to occur if (i) any person acquires beneficial ownership of our securities entitling such person to exercise 25% or more of the combined voting power of our then outstanding stock, (ii) within any 24 month period, individuals who were Directors at the beginning of any such period, together with any other Directors first elected as our Directors pursuant to nominations approved or ratified by at least two-thirds of the Directors in office immediately prior to any such election, cease to constitute a majority of our Board of Directors, or (iii) the closing of any transaction involving any sale, lease, exchange, liquidation, or other transfer of all or substantially all of our assets or any consolidation or merger in which Avocent is not the continuing or surviving corporation or pursuant to which shares of our common stock would be converted into cash, securities or other property. In the case of “termination following a change in control,” the executive officer will receive accrued salary, earned bonus, vested deferred compensation, and other benefits earned through the date of termination.

Upon a “termination following a change in control,” if the executive officer signs a release of any claims against us, the executive officer is also entitled to severance compensation equal to the executive officer’s base salary at the rate payable at the time of termination for a period of twelve months following the date of termination (24 months in the case of Mr. Borman and 18 months in the case of Mr. Weeks) and an amount equal to the executive officer’s average annual bonus during the two years immediately preceding his termination (in Mr. Borman’s case if the termination following a “change in control” occurs before the determination of his annual bonus for 2009, this entitlement will instead be to receive his targeted bonus for 2009 in lieu of his average annual bonus over the prior two years). In addition, Mr. Borman will be entitled to receive temporary housing expenses for a period of thirty days following his termination. Under the severance compensation provisions of the employment agreements and equity award agreements with our executive officers, the executive officer is also entitled to have the vesting of any then-outstanding equity awards granted to the executive officer deemed and treated as fully earned and accelerated. If an executive officer timely elects continuation of medical, dental and vision coverage under our group health plans pursuant to COBRA, the executive officer is entitled to such continuation coverage for a period of eighteen months from the date of termination at no cost to the executive officer. Our executive officers (other than Mr. Borman) are entitled to indemnification for taxes imposed on them as a result of Section 4999 of the Internal Revenue Code if payments due to them in the event of a “termination following a change in control” constitute “excess parachute payments” as defined in Section 280G of the Internal Revenue Code.

The following table provides information concerning the estimated payments and benefits that would be provided in the event of termination for “disability,” termination “other than for cause,” and “termination following a change in control” for each of our Named Executive Officers. Payments and benefits are estimated assuming that the triggering event took place on the last business day of fiscal 2008 (December 31, 2008). There can be no assurance that a triggering event would produce the same or similar results as those estimated below if such event occurs on any other date or at any other price, of if any other assumption used to estimate potential payments and benefits is not correct.

			Accelerated
			Vesting of	Continuation
	Severance	Severance	Restricted	of Health
	Payment(1)	Bonus	Stock(2)	Plans	Total
Named Executive Officer	($)	($)	($)	($)	($)

Mr. Borman	1,200,000	600,000	4,477,500	23,294	6,300,794
Mr. Blankenship	285,261	88,552	877,035	11,647	1,262,494
Mr. Weeks	654,588	171,496	1,882,592	8,900	2,717,575
Mr. Perry(3)	327,502	110,136	1,167,356	11,647	1,616,641
Mr. Daly	305,200	80,991	1,018,309	11,647	1,416,146

(1)	The amounts listed in this column are paid only in the event of termination “other than for cause” or “termination following a change in control” — not in the event of termination for “disability.”
(2)	The amounts listed in this column represent the value of each restricted stock unit award based on the closing price of $17.91 per share on NASDAQ on December 31, 2008.
(3)	Mr. Perry resigned effective February 28, 2009.

Deductibility of Executive Compensation

The Committee has considered the impact of Section 162(m) of the Internal Revenue Code, which disallows a federal income tax deduction for any publicly-held corporation for individual compensation exceeding $1 million in any taxable year for the chief executive officer and the four other most highly compensated executive officers, respectively, unless such compensation meets the requirements for the “performance-based” exception to Section 162(m). Certain of the performance shares awarded to our executive officers have been and are expected to continue to be designed to meet the requirements for qualifying as performance-based under Section 162(m). However, not all performance shares awarded to Named Executive Officers will qualify as performance-based under Section 162(m). For instance, performance shares awarded under the 2008 Inducement Equity Incentive Plan, which is not a stockholder-approved plan, will not qualify as performance-based under Section 162(m). In addition, the incentive bonus awards and the vesting of any awards of restricted stock units will not qualify as performance-based under Section 162(m). To the extent that, in any fiscal year, a Named Executive Officer’s base salary, incentive bonus award, and restricted stock unit vesting and other compensation that is not performance-based compensation under Section 162(m) exceeds $1 million, the compensation will not be deductible by us for federal income tax purposes. It is the Committee’s policy to qualify, to the extent reasonable, our executive officers’ compensation for deductibility under applicable tax law. We may, however, from time to time, pay compensation to executive officers that may not be deductible.

Compensation Committee Interlocks and Insider Participation

From January 31, 2008 to March 31, 2008, David P. Vieau (Chairman), Harold D. Copperman, and Edwin L. Harper served on our Compensation Committee. Mr. Harper resigned as a member of the Compensation Committee on March 31, 2008 in connection with his election as our Interim Chief Executive Officer effective April 1, 2008. He was replaced by William H. McAleer. During 2008, no member of our Compensation Committee was an officer or employee or formerly an officer of Avocent during his service on the Compensation Committee, and no member had any relationship that would require disclosure under Item 404 of Regulation S-K of the Securities Exchange Act of 1934. None of our executive officers has served on the board of directors or the compensation committee (or other board committee performing equivalent functions)

of any other entity, one of whose executive officers served on our Board or on our Compensation Committee.

COMPENSATION COMMITTEE REPORT

The information contained in this report shall not be deemed to be “soliciting material” or “filed” with the SEC or subject to the liabilities of Section 18 of the Exchange Act, except to the extent that Avocent specifically incorporates it by reference into a document filed under the Securities Act or the Exchange Act.

The Avocent Corporation Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis section of Avocent’s 2009 Proxy Statement filed with the Securities and Exchange Commission on April 29, 2009. Based on such review and discussion, the Committee recommended to the Board, and the Board has approved, that the Compensation Discussion and Analysis, updated as appropriate, be included in this Information Statement.

COMPENSATION COMMITTEE
David P. Vieau, Chairman
Harold D. Copperman
William H. McAleer

Summary Compensation for 2008

The following table shows compensation for 2008 for our Named Executive Officers.

SUMMARY COMPENSATION TABLE

							Change in
							Pension
						Non-Equity	Value and
						Incentive	Nonqualified
						Plan	Deferred	All Other
				Stock	Option	Compensation	Compensation	Compensation
		Salary	Bonus(1)	Awards(2)	Awards(3)	(4)	Earnings	(5)	Total
Name and Principal Position	Year	($)	($)	($)	($)	($)	($)	($)	($)

Michael J. Borman,	2008	251,539	0	1,460,950	0	295,410	—	330,000	2,337,899
Chief Executive Officer(6)
John R. Cooper,	2008	203,165	0	882,477	0	0		1,416,629	2,502,271
Former Chief	2007	523,000	292	1,179,650	0	0		6,750	1,709,692
Executive Officer(6)	2006	500,000	200	883,362	180,516	616,964	—	6,600	2,187,642
Edward H. Blankenship,	2008	285,261	0	467,266	0	181,426		6,900	940,853
Senior Vice President	2007	261,000	292	330,160	0	0		6,750	598,202
and Chief Financial Officer	2006	240,000	200	230,872	51,081	177,103	—	6,600	705,856
Doyle C. Weeks,	2008	436,392	0	995,696	0	323,803		6,900	1,762,791
President and Chief	2007	418,000	292	811,631	0	0		6,750	1,236,673
Operating Officer	2006	400,000	200	597,270	0	342,991	—	6,600	1,347,061
C. David Perry,	2008	327,502	0	655,073	0	208,291		2,252	1,193,118
Executive Vice President and	2007	314,000	292	562,897	0	0		6,750	883,919
General Manager of	2006	300,000	50,200	416,563	0	220,272	—	6,600	993,635
Management Systems
Stephen M. Daly,	2008	305,200	0	541,466	0	194,107		5,265	1,046,039
Executive Vice President and	2007	280,000	292	350,102	0	0		182,837	813,231
General Manager of the LANDesk	2006	220,000	200	233,891	0	161,981	—	47,890	663,962

(1)	The amounts listed in this column include an annual holiday bonus for each Named Executive Officer that is provided to all employees and, in the case of Mr. Perry, a discretionary bonus of $50,000 awarded to him by the Compensation Committee for 2006.
(2)	The amounts listed in this column do not reflect compensation actually received by the Named Executive Officers. Instead, the amounts listed are the compensation expense recognized by us for restricted stock unit awards as determined pursuant to Statement of Financial Accounting Standards No. 123R (“SFAS 123R”). The assumptions used to calculate the value of these equity awards are set forth under Notes 2 and 12 of the Notes to Consolidated Financial Statements included in our Annual Report on Form 10-K for fiscal 2008 filed with the SEC on February 27, 2009.
(3)	The amounts listed in this column do not reflect compensation actually received by the Named Executive Officers. Instead, the amounts listed are the compensation expenses recognized by us for option awards as determined pursuant to FAS 123R. In each case, these compensation costs reflect option awards granted in 2002 with four-year vesting periods (and which were not accelerated when we accelerated the vesting of all outstanding options with an exercise price of $25.14 or more in December 2005). The assumptions used to calculate the value of these option awards are set forth under Note 2 of the Notes to Consolidated Financial Statements included in our Annual Report on Form 10-K for fiscal 2002 filed with the SEC on March 27, 2003.
(4)	The amounts listed in this column for 2008 represent bonuses awarded for 2008 (and paid in early 2009) under our incentive bonus program and were paid upon the Compensation Committee’s determination that the performance-based operational revenue growth and operational earnings per share growth metrics for 2008 were met as described in the “Incentive Bonuses” section above. Similarly, the amounts listed for 2006 represent bonuses awarded for 2006 (and paid in early 2007) under our incentive bonus program and were paid upon the Compensation Committee’s determination that the corporate and individual objectives and the performance-based operational revenue growth and earnings per share growth metrics for 2006 were met. No bonuses were earned or paid for 2007.
(5)	The amounts listed in this column represent employer contributions to Avocent’s 401(k) Retirement Plan for the Named Executive Officers and, in the case of Mr. Borman for 2008, a $130,000 signing bonus and a relocation payment of $200,000. The amounts listed for

Mr. Cooper for 2008 include $1,412,043 in retirement payments as described in the “Compensation of the Chief Executive Officer” section above. The amounts listed for Mr. Daly represent relocation expenses for 2007 and 2006, including $14,108 related to airfare for family members in 2007. Mr. Daly’s relocation expenses in 2007 were $162,079 consisting of $38,942 in travel and household moving expenses, $10,845 in temporary housing expenses for Mr. Daly and his family, $51,624 in expenses related to the sale of his former residence, $23,333 relocation bonus, and $37,335 in tax reimbursement attributable to the foregoing expenses. Mr. Daly’s relocation expenses in 2006 were $41,290, consisting of $18,791 in travel, household moving, and temporary housing expenses for Mr. Daly and his family, $14,298 in expenses related to the sale of his former residence, and $8,201 in tax reimbursement attributable to the foregoing expenses.
(6)	For 2008, Mr. Cooper served as our Chief Executive Officer from January 1 through March 31, and Mr. Borman served from July 15 through the end of the year. Edwin L. Harper served as our interim Chief Executive Officer from April 1 to July 14, 2008. Mr. Harper’s compensation during 2008 is fully disclosed in the “Compensation of Directors” section and the “Director Compensation Table” above. Mr. Harper received no compensation, including equity awards or bonuses, beyond that set forth in the Director Compensation Table, and he was not eligible to participate in our executive compensation or bonus programs.

Grants of Plan-Based Awards During 2008

The following table shows all plan-based awards granted to our Named Executive Officers during 2008.

GRANTS OF PLAN-BASED AWARDS TABLE

						All Other	All Other
						Stock	Option	Exercise	Grant Date
		Estimated Possible		Estimated Possible		Awards:	Awards:	or	Fair
		Payouts Under Non-		Payouts Under Equity		Number of	Number of	Base	Value of
		Equity Incentive Plan		Incentive Plan		Shares of	Securities	Price	Stock and
		Awards(1)		Awards(2)		Stock or	Underlying	of Option	Option
	Grant	Target	Maximum	Target	Maximum	Units(3)	Options	Awards	Awards(4)
Name	Date	($)	($)	(#)	(#)	(#)	(#)	($/Sh)	($)

Mr. Borman	7/15/08	278,689	418,033			125,000			2,960,000
	7/15/08			100,000	125,000				2,389,509
Mr. Cooper									0
Mr. Blankenship	2/19/08	171,157	256.735			11,250			188,775
	2/19/08			14,625	18,281				277,070
	7/14/08					8,000			189,526
Mr. Weeks	2/19/08	305,474	458.212			25,519			428,209
	2/19/08			33,174	41,468				628,481
	7/14/08					14,000			331,671
Mr. Perry	2/19/08	190,501	294,751			13,750			230,725
	2/19/08			17,875	22,344				338,642
	7/14/08					13,000			307,980
Mr. Daly	2/19/08	183,120	274,680			12,500			209,750
	2/19/08			16,250	20,313				307,856
	7/14/08					11,000			260,598

(1)	The amounts listed in these two columns list the target and the maximum payout under our incentive program for 2008. As described in the Compensation Discussion and Analysis, cash bonuses for 2008 under this program were dependent on the achievement of specified targeted levels of growth in our 2008 operational revenue and operational earnings per share over 2007 levels. All potential payouts under the incentive program were performance driven and completely at risk. Therefore, there was no threshold payout, and the targeted payout was 100% of base salary for Mr. Borman, 70% of base salary for Mr. Weeks, and 60% of base salary for the other Named Executive Officers. With the financial multiplier, which has a range of zero to 150%, the maximum payout was 150% of base salary for Mr. Borman, 105% of base salary for Mr. Weeks, and 90% of base salary for the other Named Executive Officers. The amount of these bonuses paid in early 2009 is detailed in the Compensation Discussion and Analysis and in the Summary Compensation Table.
(2)	The amounts listed in these two columns list the target and the maximum payout of performance shares or market-condition based shares awarded in 2008 under our 2005 Equity Incentive Plan. As described in the Compensation Discussion and Analysis, these market-condition based awards are “earned” only upon the achievement of certain targeted prices of our common stock (as measured on a moving average basis) on specific dates over a two-year period as indexed by reference to the NASDAQ Composite Index. All potential payouts of shares under this program were performance driven and completely at risk. Therefore, there was no threshold payout, and the targeted and maximum payouts are listed in these columns. The number of performance shares earned for 2008 is detailed in the Compensation Discussion and Analysis.
(3)	The amounts listed in this column represent awards of restricted stock units. Each award is subject to a Restricted Stock Agreement that provides for forfeiture in certain events, such as voluntary termination of employment, and full vesting upon certain events, including a termination other than for cause or termination following a change in control of Avocent. These awards vest over three years, one-third on each of January 1, 2008, January 1, 2009, and January 1, 2010.
(4)	The amounts listed in this column were calculated pursuant to FAS 123R.

Outstanding Equity Awards on December 31, 2008

The following table shows all outstanding equity awards held by our Named Executive Officers on December 31, 2008.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END TABLE

	Option Awards					Stock Awards
											Equity
											Incentive
											Plan
									Equity		Awards:
									Incentive		Market or
			Equity						Plan		Payout
			Incentive						Awards:		Value of
			Plan					Market	Number of		Unearned
	Number		Awards:					Value of	Unearned		Shares,
	of	Number of	Number of			Number of		Shares or	Shares,		Units or
	Securities	Securities	Securities			Shares or		Units of	Units or		Other
	Underlying	Underlying	Underlying			Units of		Stock	Other		Rights
	Unexercised	Unexercised	Unexercised	Option		Stock That		That	Rights That		That Have
	Options	Options	Unearned	Exercise	Option	Have Not		Have Not	Have Not		Not
	Exercisable(1)	Unexercisable	Options	Price	Expiration	Vested		Vested(2)	Vested(3)		Vested(4)
Name	(#)	(#)	(#)	($)	Date	(#)		($)	(#)		($)

Mr. Borman						125,000	(5)	2,238,750
									100,000	(6)	1,791,000
Mr. Cooper	40,000			52.44	9/18/2010
	130,000			21.56	9/30/2010
	112,500			27.25	9/30/2010
	75,000			40.98	9/30/2010
	28,000			26.14	9/30/2010
Mr. Blankenship	25,000			15.46	7/25/2012
	10,000			27.25	3/7/2013
	10,000			40.98	2/5/2014
	5,000			28.96	8/19/2014
	3,000			26.14	6/30/2015
						2,867	(7)	51,348
						2,121	(8)	37,987
						6,450	(9)	115,520
						11,250	(10)	201,488
									14,625	(11)	261,934
									8,000	(12)	143,280
Mr. Weeks	12,500			26.94	5/2/2010
	200,000			52.44	9/18/2010
	100,000			27.25	3/7/2013
	40,000			40.98	2/5/2014
						6,451	(7)	115,537
						4,774	(8)	85,502
						12,902	(9)	231,075
						25,519	(10)	457,045
									33,174	(11)	594,146
									14,000	(12)	250,740
Mr. Perry	10,000			20.81	3/12/2011
	40,000			21.77	4/15/2012
	55,000			27.25	3/7/2013
	30,000			40.98	2/5/2014
	10,000			28.96	8/19/2014
	11,500			26.14	6/30/2015
						4,301	(7)	77,031
						3,182	(8)	56,990
						8,602	(9)	154,062
						13,750	(10)	246,263
									17,875	(11)	320,141
									13,000	(12)	232,830

	Option Awards					Stock Awards
											Equity
											Incentive
											Plan
									Equity		Awards:
									Incentive		Market or
			Equity						Plan		Payout
			Incentive						Awards:		Value of
			Plan					Market	Number of		Unearned
	Number		Awards:					Value of	Unearned		Shares,
	of	Number of	Number of			Number of		Shares or	Shares,		Units or
	Securities	Securities	Securities			Shares or		Units of	Units or		Other
	Underlying	Underlying	Underlying			Units of		Stock	Other		Rights
	Unexercised	Unexercised	Unexercised	Option		Stock That		That	Rights That		That Have
	Options	Options	Unearned	Exercise	Option	Have Not		Have Not	Have Not		Not
	Exercisable(1)	Unexercisable	Options	Price	Expiration	Vested		Vested(2)	Vested(3)		Vested(4)
Name	(#)	(#)	(#)	($)	Date	(#)		($)	(#)		($)

Mr. Daly	30,000			37.28	11/18/2013
	5,000			26.68	8/13/2014
	3,300			26.14	6/30/2015
						2,867	(7)	51,348
						2,121	(8)	37,987
						8,056	(9)	144,283
						12,500	(10)	223,875
									16,250	(11)	291,038
									11,000	(12)	197,010

(1)	The options listed in this column are all vested for each Named Executive Officer. In December 2005, we accelerated the vesting of all our options that were then outstanding and unvested with an exercise price of $25.00 or more per share, and any other options listed in the column have vested under the vesting terms of the original grant.
(2)	The amounts listed in this column represent the value of each restricted stock unit award based on the closing price of $17.91 per share on NASDAQ on December 31, 2008.
(3)	The amounts listed in this column represent the actual number (at target rate of 100%) of performance shares or market-condition based share awards that were unearned as of December 31, 2008, the last day of our fiscal year.
(4)	The amounts listed in this column represent the value of each performance share or market-condition based share award based on the closing price of $17.91 per share on NASDAQ on December 31, 2008.
(5)	These 2008 restricted stock unit awards vest over four years, 40% on January 1, 2009, then 20% on each of January 1, 2010, January 1, 2011, and January 1, 2012.
(6)	These 2008 performance shares or market-condition based share awards are “earned” only upon the achievement of certain targeted prices of our common stock (as measured on a moving average basis) on specific dates over a two-year period as indexed by reference to the NASDAQ Composite Index. The number of performance shares earned for 2008 is detailed in the Compensation Discussion and Analysis. Any shares earned vest one-third on each of January 1, 2010, January 1, 2011, and January 1, 2012.
(7)	These 2006 restricted stock unit awards vest over three years. The amount listed is the remaining unvested portion of the award, which vests on January 1, 2009.
(8)	These 2006 performance share awards were earned and vest over three years. The amount listed is the remaining unvested portion of the award, which vests on January 1, 2009.
(9)	These 2007 restricted stock unit awards vest over three years. The amount listed is the remaining unvested portion of the award, which vests on half on each of January 1, 2009 and January 1, 2010.
(10)	These 2008 restricted stock unit awards vest over three years, one-third on each of January 1, 2009, January 1, 2010, and January 1, 2011.
(11)	These 2008 performance shares or market-condition based share awards are “earned” only upon the achievement of certain targeted prices of our common stock (as measured on a moving average basis) on specific dates over a two-year period as indexed by reference to the NASDAQ Composite Index. The number of performance shares earned for 2008 is detailed in the Compensation Discussion and Analysis. Any shares earned vest one-third on each of January 1, 2009, January 1, 2010, and January 1, 2011.

(12)	These 2008 restricted sock unit award vest on the earlier to occur of July 14, 2009 or the closing price of our common stock being at or above a specified level during each trading day during any period of thirty consecutive calendar days.

Option Exercises and Stock Vested in 2008

The following table shows all stock options exercised and the value realized upon exercise by certain Named Executive Officers during 2008.

OPTIONS EXERCISES AND STOCK VESTED TABLE

	Option Awards		Stock Awards
	Number of		Number of
	Shares		Shares
	Acquired	Value Realized	Acquired	Value Realized
	on Exercise	on Exercise	on Vesting(1)	on Vesting(2)
Name	(#)	($)	(#)	($)

Mr. Borman	0	0	0	0
Mr. Cooper	0	0	64,774	1,321,889
Mr. Blankenship	0	0	9,183	204,781
Mr. Weeks	0	0	22,356	498,839
Mr. Perry	0	0	15,494	345,516
Mr. Daly	0	0	10,083	224,851

(1)	The amounts listed in this column represent restricted stock unit awards that vested during 2008. Of the amounts shown in this column, we withheld the following number of shares to cover our tax withholding obligations: 23,807 for Mr. Cooper, 3,134 for Mr. Blankenship, 7,258 for Mr. Weeks, 4,337 for Mr. Perry, and 3,415 for Mr. Daly.
(2)	The value listed in this column is equal to the closing price of our common stock on the vesting date of the restricted stock units, multiplied by the number of restricted stock units that vest, and does not necessarily indicate that the holder sold such stock.

Communications with the Board of Directors

If you wish to communicate with the Board of Directors or any Board committee or any member of the Board, please send a letter or email using the contact information provided below. All such communications will be initially received and processed by the office of our Secretary. Accounting, audit, internal accounting controls and other financial matters will be referred to the Chair of the Audit Committee. Other matters will be referred to the Board of Directors, the non-employee directors or individual directors as appropriate. The independent directors of the Board review and approve the stockholders’ communications process periodically to ensure effective communication with stockholders.

Write to the Board of Directors at:

Avocent Corporation
4991 Corporate Drive
Huntsville, Alabama 35805

BY ORDER OF THE BOARD OF DIRECTORS,

/s/  Samuel F. Saracino
Samuel F. Saracino
Secretary

Huntsville, Alabama
October 15, 2009